Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING TRUST ANNOUNCES
DECEMBER 2007 TRUST DISTRIBUTIONS
AND 2008 CAPITAL EXPENDITURE PROGRAM

Calgary, Alberta, Canada – December 19, 2007
(Canadian dollars unless stated otherwise)

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full discussion of the forward-looking information and statements and the risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" below.

December 2007 Distribution

Precision Drilling Trust (“Precision” or the “Trust”) announced today that its Board of Trustees has approved a cash distribution for the month of December 2007 of $0.13 per trust unit of Precision.  The distribution will be payable on January 15, 2008 to unitholders of record on December 31, 2007.  The ex-distribution date is December 27, 2007.  Holders of Class B limited partnership units of Precision Drilling Limited Partnership (“PDLP”) will receive the economic equivalent treatment.

2007 Special Year-End Distribution

The Board of Trustees has also approved a special year-end distribution of $0.40 per trust unit, to be settled $0.24 per trust unit “in-kind” and $0.16 per trust unit in cash.  This ensures that the 2007 distributions declared will at least be equal to the Trust’s taxable income for 2007, as required under Precision’s Declaration of Trust. The special year-end distribution will be settled on January 15, 2008 to unitholders of record on December 31, 2007. The ex-distribution date is December 27, 2007. Holders of Class B limited partnership units of PDLP will receive the economic equivalent treatment.

The “in-kind” portion of the special year-end distribution allows Precision to retain balance sheet strength and fund planned asset growth. Settled “in-kind” essentially means that unitholders will not receive cash or additional trust units. Immediately after the “in-kind” special year-end distribution, the outstanding trust units of the Trust will be consolidated so that the number of trust units will remain unchanged from the number outstanding prior to the “in-kind” special year-end distribution. Holders of Class B limited partnership units of PDLP will receive the economic equivalent treatment.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

Non-resident holders of trust units will be subject to applicable Canadian withholding tax on the “in-kind” special year-end distribution. The applicable withholding tax will be settled from the December special year-end cash distribution paid in January 2008.

Information outlining the implication of the “in-kind” special year-end distribution, consolidation process and resulting income tax treatment for Trust and PDLP unitholders is located on the Trust’s website at http://www.precisiondrilling.com/UnitholderInfo/taxation/Taxation2007.cfm

2008 Capital Expenditure Program Targets “Super” Series Rig Expansion

Precision plans to initiate record spending of $370 million in its 2008 capital expenditure program, up approximately 70% from 2007. The program targets rapidly growing high performance drilling requirements in North American markets for directional, horizontal and environmentally sensitive drilling programs.

High performance drilling rigs enable customers to significantly improve their drilling economics by safely drilling and completing complex oil and gas wells considerably faster.  Precision’s Super Single™ rigs demonstrate this high performance capability combining high mobility, automation, advanced control systems, minimal environmental impact with highly trained crews.  Precision will further develop and market its highly successful Super Single™ drilling rig and expand the product line including the recently released “Super Triple” and the new for 2008 “Super Double” rigs for the deeper high performance drilling opportunities.  The “Super” series high performance drilling rigs are valued by Precision’s customers and achieve favorable day rates and terms as compared to traditional rigs.   This “Super” series capital expansion plan coupled with Precision’s high performance rig crews will further differentiate Precision’s service offering to customers.

The capital allocation is estimated as follows:

•
New 2008 expansion capital of about $260 million to initiate construction of 19 new “Super” series land drilling rigs for staged delivery over the next 6 to 18 months and to provide other equipment additions for the Contract Drilling and Completion and Production Services segments.

During 2007, Precision grew its United States drilling rig fleet from one to twelve. The pace of growth for 2008 is expected to increase with a continued mix of rig deployments from Canada and new rig construction.

Precision is in discussions with customers regarding the new rigs and will update contractual status on a quarterly basis.  During the fourth quarter of 2007, Precision permanently decommissioned 11 drilling rigs and 16 service rigs from its Canadian fleet and will continue to assess the fleet for less productive rigs on an ongoing basis.

•
Carry over expansion capital of about $35 million to complete three drilling rigs under contract for North American customers as previously announced plus one additional new Super Single™ rig recently contracted for work in the Alberta oil sands.

•	Upgrade capital expenditures are estimated to be marginally higher than 2007 at about $75 million. These upgrade expenditures are for the betterment of existing equipment and infrastructure.

Precision is pleased to announce that international drilling operations are underway with one drilling rig being deployed from Canada to a Latin American destination for commencement early in the first quarter of 2008. This contractual arrangement is enabling Precision to reestablish internal infrastructure for the international market and reflects early marketing efforts to identify opportunities. The expiration in August 2008 of certain non-compete provisions from prior business divestitures creates global diversification opportunities for Precision in the well known, high producing, hydrocarbon regions of the world.

Precision expects to begin 2008 with a drilling rig fleet of 245 with 232 positioned in Canada, 12 in the United States and one in Latin America for an industry market share of about 27% in Canada and 1% in the United States.

For the service rig division in Canada, Precision’s Completion and Production services segment expects to begin 2008 with a fleet of 223, an industry market share of about 20%.

Precision intends to fund upgrade capital expenditures and cash distributions to unitholders through cash flow from operating activities and fund expansion capital expenditures through a combination of cash flow from operating activities and credit facilities.  Precision’s fiscal objective is to manage long-term debt levels to maintain a strong financial position throughout the oilfield services seasonal and economic cycles.

Cautionary Statement Regarding Forward-Looking Information and Statements

Certain statements contained in this news release, including statements related to the special year-end distribution, the 2008 capital expenditure program and the rapidly growing high performance drilling market and statements that contain words such as “likely”, “could”, “should”, “can”, “anticipate”, “ intend”, “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the effects of weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; availability of qualified personnel or management; and other unforeseen conditions which could impact on the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this news release are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Trust or its business or operations. Except as may be required by law, the Trust assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone 403-716-4500, Fax 403-264-0251; website: www.precisiondrilling.com.